Indofood
THE SYMBOL OF QUALITY FOODS

INVITATION TO
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
PT INDOFOOD SUKSES MAKMUR Tbk

The Board of Directors of PT INDOFOOD SUKSES MAKMUR Tbk ("Company") hereby invites the Shareholders of the Company to attend the Extraordinary General Meeting ("Meeting"), which will be held on:

Day/date : **Friday, 22 December 2006**
Time : **10:00 hrs Western Indonesian Time**
Place : **Wisma Indosemen 21st floor, Jalan Jendral Sudirman Kav. 70-71, Jakarta Selatan 12910**

Agenda of the Meeting:

1. Approval of the Reverse Takeover Transaction through a subscription of 90% new shares of PT Salim Ivomas Pratama ("SIMP") held by Indofood Oil & Fats Pte. Ltd. ("IOFPL"), a wholly owned subsidiary of Indofood Singapore Holdings Pte. Ltd. ("ISHPL"), and 100% shares of IOFPL owned by ISHPL will be exchanged with approximately 98,67% new shares of Cityaxis Holdings Limited (formerly known as "ISG Asia Limited", and proposed to be further changed to Indofood Agri Resources Ltd. ("IndoAgri")), and to be followed by placement of new shares of IndoAgri, up to approximately 30% on The Singapore Exchange Securities Trading Limited ("SGX-ST"), resulting in a dilution of the Company's effective ownership in SIMP;
2. Change in the Company's Board.

Notes :

1. This announcement is the official invitation to all Shareholders of the Company and there will be no separate individual invitation to each Shareholder.
2. Shareholders or their Proxies attending the Meeting are requested to bring with them and show to the registration staff, photocopies of their resident identity cards (KTP) or other means of identification, before entering the meeting hall. For the Shareholders registered under the Collective Deposit at PT Kustodian Sentral Efek Indonesia ("KSEI") they have to show their written confirmation to attend the Meeting ("KTUR").
3. Only Shareholders whose names are recorded in the Company's Register of Shareholders on Wednesday, 6 December 2006 at 16:00 hrs Western Indonesian Time will be entitled to attend or be represented at the Meeting. For Shareholders registered under the KSEI who intend to attend the Meeting shall register through a member of the Stock Exchange or Custodian to get the KTUR.
4. Shareholders unable to attend may be represented by their proxies by virtue of a valid power of attorney provided that the Directors, Commissioners and Employees of the Company may act as proxies of the Shareholders, however their vote as proxies will not be counted during the voting.
5. The forms of proxy can be obtained during business hours at the Company's office, Ariobimo Sentral Building 8th floor, Jalan HR. Rasuna Said X-2 Kav. 5, Jakarta 12950.
6. Proxy forms must be received by the Board of Directors at the latest Tuesday, 19 December 2006.
7. Shareholders or their proxies are requested to be present at the Meeting thirty (30) minutes prior to the Meeting schedule.

Jakarta, 7 December 2006
PT INDOFOOD SUKSES MAKMUR Tbk
The Board of Directors

Overseas regulatory announcement
FPC Exemption No. (82-836)

Indofood
THE SYMBOL OF QUALITY FOODS

INVITATION TO
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
PT INDOFOOD SUKSES MAKMUR Tbk

The Board of Directors of PT INDOFOOD SUKSES MAKMUR Tbk ("Company") hereby invites the Shareholders of the Company to attend the Extraordinary General Meeting ("Meeting"), which will be held on:

Day/date : Friday, 22 December 2006
Time : 10:00 hrs Western Indonesian Time
Place : Wisma Indosemen 21st floor, Jalan Jendral Sudirman Kav. 70-71, Jakarta Selatan 12910

Agenda of the Meeting:

1. Approval of the Reverse Takeover Transaction through a subscription of 90% new shares of PT Salim Ivomas Pratama ("SIMP") held by Indofood Oil & Fats Pte. Ltd. ("IOFPL"), a wholly owned subsidiary of Indofood Singapore Holdings Pte. Ltd. ("ISHPL"), and 100% shares of IOFPL owned by ISHPL will be exchanged with approximately 98,67% new shares of Cityaxis Holdings Limited (formerly known as "ISG Asia Limited", and proposed to be further changed to Indofood Agri Resources Ltd. ("IndoAgri")), and to be followed by placement of new shares of IndoAgri, up to approximately 30% on The Singapore Exchange Securities Trading Limited ("SGX-ST"), resulting in a dilution of the Company's effective ownership in SIMP;
2. Change in the Company's Board.

Notes :

1. This announcement is the official invitation to all Shareholders of the Company and there will be no separate individual invitation to each Shareholder.
2. Shareholders or their Proxies attending the Meeting are requested to bring with them and show to the registration staff, photocopies of their resident identity cards (KTP) or other means of identification, before entering the meeting hall. For the Shareholders registered under the Collective Deposit at PT Kustodian Sentral Efek Indonesia ("KSEI") they have to show their written confirmation to attend the Meeting ("KTUR").
3. Only Shareholders whose names are recorded in the Company's Register of Shareholders on Wednesday, 6 December 2006 at 16:00 hrs Western Indonesian Time will be entitled to attend or be represented at the Meeting. For Shareholders registered under the KSEI who intend to attend the Meeting shall register through a member of the Stock Exchange or Custodian to get the KTUR.
4. Shareholders unable to attend may be represented by their proxies by virtue of a valid power of attorney provided that the Directors, Commissioners and Employees of the Company may act as proxies of the Shareholders, however their vote as proxies will not be counted during the voting.
5. The forms of proxy can be obtained during business hours at the Company's office, Ariobimo Sentral Building 8th floor, Jalan HR. Rasuna Said X-2 Kav. 5, Jakarta 12950.
6. Proxy forms must be received by the Board of Directors at the latest Tuesday, 19 December 2006.
7. Shareholders or their proxies are requested to be present at the Meeting thirty (30) minutes prior to the Meeting schedule.

Jakarta, 7 December 2006

PT INDOFOOD SUKSES MAKMUR Tbk

The Board of Directors

Overseas regulatory announcement
FPC Exemption No. (82-836)

Indofood
THE SYMBOL OF QUALITY FOODS

INVITATION TO
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
PT INDOFOOD SUKSES MAKMUR Tbk

The Board of Directors of PT INDOFOOD SUKSES MAKMUR Tbk ("Company") hereby invites the Shareholders of the Company to attend the Extraordinary General Meeting ("Meeting"), which will be held on:

Day/date : **Friday, 22 December 2006**
Time : **10:00 hrs Western Indonesian Time**
Place : **Wisma Indosemen 21st floor, Jalan Jendral Sudirman Kav. 70-71, Jakarta Selatan 12910**

Agenda of the Meeting:

1. Approval of the Reverse Takeover Transaction through a subscription of 90% new shares of PT Salim Ivomas Pratama ("SIMP") held by Indofood Oil & Fats Pte. Ltd. ("IOFPL"), a wholly owned subsidiary of Indofood Singapore Holdings Pte. Ltd. ("ISHPL"), and 100% shares of IOFPL owned by ISHPL will be exchanged with approximately 98,67% new shares of Cityaxis Holdings Limited (formerly known as "ISG Asia Limited", and proposed to be further changed to Indofood Agri Resources Ltd. ("IndoAgri")), and to be followed by placement of new shares of IndoAgri, up to approximately 30% on The Singapore Exchange Securities Trading Limited ("SGX-ST"), resulting in a dilution of the Company's effective ownership in SIMP;
2. Change in the Company's Board.

Notes :

1. This announcement is the official invitation to all Shareholders of the Company and there will be no separate individual invitation to each Shareholder.
2. Shareholders or their Proxies attending the Meeting are requested to bring with them and show to the registration staff, photocopies of their resident identity cards (KTP) or other means of identification, before entering the meeting hall. For the Shareholders registered under the Collective Deposit at PT Kustodian Sentral Efek Indonesia ("KSEI") they have to show their written confirmation to attend the Meeting ("KTUR").
3. Only Shareholders whose names are recorded in the Company's Register of Shareholders on Wednesday, 6 December 2006 at 16:00 hrs Western Indonesian Time will be entitled to attend or be represented at the Meeting. For Shareholders registered under the KSEI who intend to attend the Meeting shall register through a member of the Stock Exchange or Custodian to get the KTUR.
4. Shareholders unable to attend may be represented by their proxies by virtue of a valid power of attorney provided that the Directors, Commissioners and Employees of the Company may act as proxies of the Shareholders, however their vote as proxies will not be counted during the voting.
5. The forms of proxy can be obtained during business hours at the Company's office, Ariobimo Sentral Building 8th floor, Jalan HR. Rasuna Said X-2 Kav. 5, Jakarta 12950.
6. Proxy forms must be received by the Board of Directors at the latest Tuesday, 19 December 2006.
7. Shareholders or their proxies are requested to be present at the Meeting thirty (30) minutes prior to the Meeting schedule.

Jakarta, 7 December 2006

PT INDOFOOD SUKSES MAKMUR Tbk

The Board of Directors